FOR PUBLIC RELEASE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69612

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CASTLE PLACEMENT, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1460 BROADWAY
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

RICHARD STEVEN LUFTIG	212.418.1180	rluftig@castleplacement.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC
(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane	Fredericksburg	TX	78624
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CONFIDENTIAL

OATH OR AFFIRMATION

I, Richard Luftig, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Castle Placement, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KHRISTINE SHAHIPOUR
Notary Public, State of New York
No. 01SH5016972
Qualified in Nassau County
Commission Expires August 23, 2025

Signature: [signature] 4/3/2024

Title: ~~MANAGER~~ Managing Partner/Manager

[signature] Signed before me on 4/3/24

Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to ~~consolidated~~ financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CamScanner

CASTLE PLACEMENT, LLC

FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))
For the Year Ended
DECEMBER 31, 2023

CASTLE PLACEMENT, LLC

<u>CONTENTS</u>

<u>Report of Independent Registered Public Accounting Firm</u>

<u>Financial Statements</u>



Tuttle & Bond, PLLC
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Castle Placement, LLC

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Castle Placement, LLC (the "Company") as of December 31, 2023, and the related statements of operations, Member's and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond, PLLC

Fredericksburg, Texas
April 01, 2024

We have served as the auditor for Castle Placement, LLC since 2024.



CASTLE PLACEMENT, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

<u>ASSETS</u>

Cash	$ 266,200
Accounts Receivable, net of allowance for credit losses of $336,093	7,500
Prepaid Expenses	30,573
Other assets	12,679
Due from Member	971
TOTAL ASSETS	$ 317,923

<u>LIABILITIES AND MEMBER'S EQUITY</u>

LIABILITIES	
Accounts Payable and Accrued Expenses	$ 55,921
Deferred revenue	30,000
TOTAL LIABILITIES	85,921
MEMBER'S EQUITY	232,002
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 317,923

The accompanying notes are an integral part of these financial statements.

Note 1 - <u>Organization and Description of Business</u>

Castle Placement, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). As a limited liability company, the member's liability is limited to its investment.

The Company was founded in March 2015, under the laws of the state of Delaware. The Company is a placement agent for private debt and equity securities and acts as a broker for the purchase and sale of private loans and securities. Additionally, the Company provides investment advisory services, including mergers and acquisitions transactions. The Company's customers are located throughout the United States.

The Company is wholly owned by Castle Placement Group, LLC (the "Member"), a holding company located in the state of New York.

Note 2 - <u>Summary of Significant Accounting Policies</u>

<u>Basis of Presentation</u>

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

<u>Revenue from Contracts with Customers</u>

Revenue from contracts with customers includes placement and advisory services related to capital raising activities and mergers and acquisitions transactions. The recognition and measurement of revenue is based on the assessment of individual contract terms. The agreements often contain nonrefundable retainer fees, and/or success fees, which may be fixed or represent a percentage of the value that the customer receives, if and when the transaction is completed ("success fees"). The Company has evaluated its nonrefundable retainer fees, to ensure they relate to the transfer of goods or services, as a distinct performance obligation, in exchange for the retainer.

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether

Note 2: Summary of Significant Accounting Policies (Continued)

Revenue from Contracts with Customers (continued)

constraints on variable consideration should be applied due to uncertain future events. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, this would result in the Company accounting for all the services promised in a contract as a single performance obligation and, if unfulfilled, amounts received from such contracts would be reflected as deferred revenue on the accompanying statement of financial condition. Retainers received from engagements in which performance obligations were not satisfied prior to the end of 2023 amounted to $30,000.

Success fee revenue from advisory agreements is generally recognized at the point in time that performance under the agreement is completed (the closing date of the transaction).

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on the Company's review, an allowance for credit losses of $336,093 is considered necessary.

Advertising and Promotion

Advertising and promotion costs are expensed as incurred. The Company incurred $359,080 in advertising and promotion expenses for the year ended December 31, 2023.

Cash

The Company maintains its bank account in a high credit quality financial institution. The balance at times may exceed federally insured limits.

Note 2: Summary of Significant Accounting Policies (Continued)

Income Taxes

As a limited liability company, the tax consequences of the Company's operations all pass through to the Member. Therefore, the Company's income or loss is reported on the Member's partnership income tax return. As a result, no federal or state income taxes are included in the accompanying financial statements as they are the responsibility of the individual owners of the Member.

Under the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 -Related Party Transactions

The Company at times pays for operating expenses for the benefit of its Member for which reimbursement is subsequently requested or the amount due to the Company is forgiven and recorded by the Company as a distribution. The balance due from Member on the accompanying statement of financial condition arose from the Company's payment of such expenses that have yet to be reimbursed.

The Company operates from office space provided by the owners of the Company's Member at no cost to the Company. Financial position and results of operations could have differed from the amounts in the accompanying financial statements if these related party transactions did not exist.

Note 4 - <u>Concentrations</u>

During 2023, approximately 15% of investment banking revenues were earned from the top four customers. All of accounts receivable at December 31, 2023 are due from four customers.

Note 5 - <u>Net Capital Requirements</u>

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2023, the Company had net capital of $180,278 which exceeded its minimum required net capital of $5,000 by $174,550. At December 31, 2023, the Company's ratio of aggregate indebtedness to net capital was 47.70 to 1.00.

Note 6 - <u>Subsequent Events</u>

The Company has evaluated all events and transactions that occurred after December 31, 2023 through the date that the financial statements were issued.

Note 7 - <u>Contingencies</u>

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress as of December 31, 2023, as defendant.

Note 8 – <u>Net Loss</u>

The Company has incurred a loss during the year ended December 31, 2023 and was dependent upon capital contributions from its Member for working capital and net capital. The Company's Member has represented that it intends to continue to make capital contributions, as needed, to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.